Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Verizon to Acquire MCI

(February 14, 2005)

Brief Overview

Verizon Communications Inc., and MCI Inc., today announced that Verizon has agreed to acquire MCI in a transaction that, in total, values MCI at $6.7 billion.

The transaction unites the complementary strengths of both companies, and it positions a strong new competitor to fully leverage the industry’s evolution toward more converged products and services to the benefit of consumers. One of MCI’s core strengths is its network assets, including its Internet Protocol (IP) backbone network, which is the largest in the world, based on company-owned points-of-presence. Verizon is committed to using its financial strength and operational expertise to make the necessary investment in those assets and to make them perform at top efficiency. In addition, large business and government customers will enjoy the provision of a complete range of sophisticated services, including state-of-the-art wireless and IP-based offerings.

Key Benefits to Consumers

The transaction continues Verizon’s own transformation into a national broadband company, and it ensures the continued rapid deployment of Verizon’s advanced broadband wireline and wireless networks. Ultimately, investment in the MCI IP backbone network, to which Verizon is committed, combined with Verizon’s ongoing deployment of fiber directly to customers, creates a platform that can support a broad array of multimedia communications services and applications for customers at all levels. No other competitor has been willing to go this far in providing advanced communications technology directly to its customers.

Key Benefits to Enterprise Customers

The transaction creates a strong new competitor in the enterprise marketplace that, in most markets, will still have less market share than does AT&T as a stand-alone company today. This new competitor will compete aggressively by offering a suite of services that addresses a full range of customer needs.

Key Benefits to National and Homeland Security

The transaction strengthens the long-term viability of MCI’s national and international networks, which are critical components of government communications systems, including those used by the Department of Defense and the Department of Homeland Security.

Key Benefits to U.S. Global Competitiveness

In an increasingly competitive global environment, the transaction creates a strong, U.S.-based network and service provider, positioned to put an American company in a leadership role in the international telecommunications marketplace.

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec.